ROBERT W. DOCKERY (214) 969-4316 / Fax: (214) 969-4343 rdockery@akingump.com
January 28, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549
Re:	FelCor Lodging Limited Partnership Registration Statement on Form S-4 File No. 333-163472
Ladies and Gentlemen:
          On behalf of FelCor Limited Lodging Partnership, a Delaware limited partnership (the “Partnership”), and the Guarantors (together with the Partnership, the “Registrants”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-163472, initially filed on December 3, 2009 (as amended, the “Registration Statement”).
          The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated December 29, 2009 (the “Comment Letter”) relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
Form S-4
1.	Comment. Please note that we are reviewing your registration statement to ensure compliance with the outstanding comments on your Form 10-K that is currently being reviewed by staff.

U.S. Securities and Exchange Commission
January 28, 2010

Response. FelCor Lodging Trust Incorporated (the “Company”), the general partner of the Partnership, and the Partnership responded on January 6, 2010, via EDGAR, to all outstanding Staff comments regarding their Forms 10-K. The Company and the Partnership were notified on January 26, 2010 that the Staff had no further comments to the Forms 10-K. Accordingly, all corresponding revisions to the Form 10-K based on the Staff’s comments have been incorporated into the Registration Statement where applicable. Specifically, we have made changes on pages 21, 22, 52, 80, 81, F-7, F-25, F-26, F-27, F-63, F-78, F-79, and F-80 of the Registration Statement to address the comments made to the Forms 10-K, in conformity with the Company’s and the Partnership’s response letter to the Staff.

2.	Comment. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response. A supplemental letter from the Partnership is enclosed with this letter and is being provided to the Staff as requested.

3.	Comment. We note that you have left blank the expiration date of the offer pending effectiveness of the registration statement. Please confirm that the offer will be open for at least a full twenty business days.

Response. We confirm that the offer will be open for at least a full twenty business days, and we have amended page 32 of the Registration Statement to clarify this point.
          We herby confirm on behalf of the Registrants that if the Registrants request acceleration of the effective date of the Registration Statement, the Registrants will furnish a letter acknowledging that each Registrant understands that its request will be considered confirmation of the Registrant’s awareness of the Registrant’s obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 28, 2010

     If any members of the Staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at (214) 969-4316.

Very truly yours,
/s/ Robert W. Dockery
Robert W. Dockery

cc:	Andrew J. Welch, Chief Financial Officer, FelCor Lodging Trust Incorporated Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated Lester C. Johnson, Chief Accounting Officer, FelCor Lodging Trust Incorporated Angela McHale, Staff Attorney, U.S. Securities and Exchange Commission